INVEST IN **STARTUP SCIENCE**

Unifying the startup ecosystem in one platform



THE STARTUP
OPERATING SYSTEM
Lifecycle education meets
AI-matched support.
FULBRIGHT Scholar Program
TEDx
USNews
Entrepreneur
HUFFPOST
FORTUNE
WSJ
Forbes

startupscience.io San Marcos, CA

Technology B2B SaaS Edtech Education

Highlights



Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Fixing the $27B annual problem of preventable startup failures.
2. Led by CEO who built and sold 12 companies and four private equity awards from $25M to $1B deals.
3. 88,000 users across four continents with multiple streams of income.
4. 200+ accelerator, university, and government partners onboarded.
5. Chosen by the Fulbright Foundation as their entrepreneurship platform.
6. $7T global startup economy. $150B spent annually on founder tools and services.
7. $5.75M raised from management and strategic investors to build the core platform.
8. Two acquisitions completed. 20+ more planned to unify the startup ecosystem.

Featured Investors



Entrepreneur Ventures Follow

We are an early-stage venture capital firm partnered with Entrepreneur Media. We invest across CPG, consumer, and B2B frontier tech. Our operating partners help startups at the earliest stages of company-building across finance, operations, strategy, growth, talent, engineering, and more.
entrepreneur.vc

Jonathan Hung, Managing Partner
"I invest in founders who build with conviction and solve real problems at scale. Startup Science is tackling the root causes of failure with a platform that benefits the entire ecosystem. The upside here is enormous, and the team is the right one to capture it."



Permira Follow

Permira is a global investment firm that backs successful businesses with growth ambitions. Founded in 1985, the firm advises funds across two core asset classes, private equity and credit, with total committed capital of approximately €80bn.
permira.com

Phil Guinand, Partner
"As someone who evaluates category-defining platforms, it's clear that Startup Science has the potential to...

See more investor reviews

Team



Gregory Shepard Founder and Chief Executive Officer

Built and sold 12 companies. Four private equity awards for exits between $25M-$1B. Authored The Startup Lifecycle, hosts Forbes Podcast, delivered TEDx Talk. Knows how to build, scale, and exit.

gregoryshepard.com



Jonathan Engle Head of Marketing

Founded Startup Stack, scaled to 10,000+ members, sold to Startup Science. Leads marketing, sales, marketplace strategy, and M&A integration. Utah Army National Guard member.

thejonathanengle.com

Chat with Jonathan



Gary Horn Head of Service & Operations

Worked with Greg at AdAssured and Pepperjam. Consulted for early-stage ventures through BOSS Capital Partners. Brings 360° perspective on startup lifecycle and customer success.

startupscience.io



Gerardo Ortiz Head of Product

10+ years across engineering, product, management, and strategy with an entrepreneurship focused MBA. Background includes Fortune 100-scale tech work, international team leadership, and building a banking solution designed to support high-growth startups.



Daniel Dickson Chief Technology Officer

20+ years building software for Fortune 500s and startups. Three successful exits with Greg. Specializes in architecture, team leadership, and shipping products that work.



Darrell Allen Head of Sales

Two exits and over $3B in revenue generated for partners. Early internet pioneer who built one of the first 50 websites. Expert in large-scale affiliate marketing and direct sales, focusing on long-term alliances over short-term deals.

Pitch Deck


MEET GREGORY SHEPARD
Startup Science is Greg's next venture after 12 successful exits.
Track Record
12 Startups & 12 Exits
Award Winning
4 Private Equity awards for transactions between $25M/$1B
Authority
Book Author
Forbes Host
TedX Speaker
Keynote Speaker
Startup
Startup Science unifies the startup ecosystem in one platform in order to increase the startup success rate.
THE STARTUP LIFECYCLE
pepperjam
As seen in
FORTUNE
WSJ
HUFFPOST
USNews
Entrepreneur
TEDx

Startups Need a Centralized Operating System.

Startup Science unifies the startup ecosystem in one platform, primarily making money through software subscriptions. We support 89,000 founders across 200+ accelerators and universities. We've completed two acquisitions and raised $5.75M to date. We're building Startup Science to unify the startup ecosystem into one platform.

Founders fail because the startup ecosystem is fragmented. The right guidance often arrives too late or out of order.

> "After building and exiting 12 companies over 35 years, I saw the same failures repeat again and again. Founders weren't failing because of bad ideas or lack of effort. They were failing because the ecosystem itself was broken. Startup Science exists to fix that."
>
> Founder and CEO, Gregory Shepard


NINE OUT OF TEN
STARTUPS FAIL.



That's **$27 billion** in destroyed VC value every year, just in the US.

For more than 30 years, the global startup failure rate has remained near 90%. No other industry would accept that level of waste. Outcomes have not improved despite more tools, capital, and faster company creation.



Gregory interviewed and analyzed

| 4,867 Accelerators | 2,200 Startup Founders | 1,100 Investors | 100 Global Corporations |

to know *why* startups fail.

The number one driver of startup failure is *the fragmented startup ecosystem*. This fragmentation results in founders not finding what they need when they need it. This leads to compounding mistakes from a startup's inception that are entirely avoidable given the right framework, software, and services to support a founder.



The Startup Ecosystem Fails Founders
Startup Science

THE REAL PROBLEM

THE STARTUP GAME IS BROKEN

Watch on ▶ YouTube

Startup Science is the first platform that addresses the root causes of startup failure. *We unify founders, mentors, universities, accelerators, investors, and service providers into one structured operating system that brings clarity, timing, and alignment to the founder journey.*

Why Now: Faster Business Creation, Same Broken System



3 MILLION
NEW STARTUPS LAUNCH GLOBALLY EVERY YEAR.

Artificial intelligence has made it much easier to start a company. Founders can now build working products in days instead of months. As a result, more people are starting startups than ever before.



AI Compounds the 90% Startup Failure Rate
Startup Science

AI + STARTUPS

AI COMPOUNDS THE STARTUP FAILURE RATE

Watch on ▶ YouTube

At the same time, the systems that support founders have not improved.

- Tools are still disconnected.

- Advice is still inconsistent.

- Programs still operate in silos.

As startup creation speeds up, these problems grow faster and cause more early mistakes. Without structure, speed leads to more failure. This moment requires a shared operating system that brings clarity, timing, and alignment to the entire

startup journey.

What Startup Science Does for the Startup Ecosystem


STARTUP SCIENCE CENTRALIZES THE ENTIRE STARTUP ECOSYSTEM INTO ONE PLATFORM.
+10,000 Startups
+200 Accelerators
+10,000 Mentors
+15,000 Investors

Startup Science gives founders a single operating system that shows them where they are in their journey, what decisions matter next, and who they should work with. It replaces disconnected tools with a shared system that guides founders through each stage with clarity and timing.

Founders learn exactly what they need to know at the moment they need it, not months too early or years too late. They manage planning, learning, mentors, advisors, programs, providers, and later investors in one place. This structure keeps them focused on the right work instead of jumping between disconnected tools.


Startup Science Unites the Startup Ecosystem
Startup Science
ECOSYSTEM
STARTUP SCIENCE UNITES THE STARTUP ECOSYSTEM
Watch on YouTube

The platform includes:

- **Education** matched to where founders are in their journey
- **Mentor and advisory matchmaking** with assignments and progress tracking
- **Program management software** for accelerators, universities, and governments
- **A marketplace** with $4M+ in potential savings for founders
- Tools integrated with all business critical services like business insurance, cap table management, and many more
- **AI-powered matching** across founders, mentors, programs, and providers
- **Communities** based on stage, sector, and geography
- **Portfolio tools for investors** launching in 2026


THE STARTUP SCIENCE OPERATING SYSTEM
Universities
Accelerators
Investors
Pitch Competitions
FOUNDERS
Mentors
Service Providers
Partners
Software Providers
Sponsors

Startup Science combines the Startup Lifecycle framework with a single software platform. This platform brings the startup ecosystem into one place so founders and the people who support them can work from the same system at the right time.

Founders



Founders get clarity on their current stage and what to focus on next. The platform delivers stage-specific guidance, mentors, peer support, and access to vetted tools and exclusive savings—all through a single profile that follows them across programs and the broader ecosystem.


STARTUP SCIENCE
HAS BEEN INCREDIBLE.
They helped us completely transform our messaging, purpose, and storytelling. I believe every business owner should watch them, as they opened my eyes to things I just didn't know after 27 years in business.
TONY OKHIRIA, FOUNDER OF SECURITY TAPESTRY AND REMOTING.WORK

Accelerators, Incubators, and Universities



Startup programs run their programs from a single system built for founder support. Applications, curriculum delivery, mentor matching, progress tracking, and reporting all live in the same place. This reduces manual work and improves consistency across cohorts. Programs gain clearer insight into founder progress and produce stronger, more reliable outcomes for funders and partners.


STARTUP SCIENCE LETS
US GO BEYOND PROGRAM
COORDINATION.
Our founders now have practical tools—like TAM/SAM/SOM and Market Sizer—right where they learn and engage. It's simpler for our team, clearer for our entrepreneurs, and we're already seeing about half the cohort active weekly.
AVA HALSTEAD
LeadingCities
DIRECTOR OF STRATEGIC INITIATIVES

Mentors and Advisors

Mentors see each founder's progress and readiness at a glance so they can focus on the right topics at the right time. The platform supports session tracking, resource sharing, and ongoing visibility into founder progress, making mentor time more effective and relationships become more valuable.

Software and Service Providers

Software and service providers connect with founders at the moment their solutions are most relevant. Startup Science places tools and services directly inside founder workflows. Providers gain clearer engagement data and better conversion while founders avoid irrelevant offers. This creates better outcomes for both sides.

Investors

Investors get deal flow aligned with their thesis and clear visibility into founder progress. Startup Science provides a structured environment where readiness and milestones are tracked over time, enabling faster diligence, cleaner deal flow, and stronger portfolio insight. Operating from a shared system improves timing, reduces

stronger portfolio insight. Operating from a shared system improves timing, reduces confusion, and creates a repeatable framework for startup success.


WE SUPPORT
88,000
USERS TODAY!
Our goal: Scale to
2 million users by 2028.

The core platform already delivers an excellent experience for both Entrepreneur Support Organizations (ESOs) and founders. Basic features are in place for mentors, advisors, sponsors, and investors. By early 2026, we'll complete their experiences and cover every persona in the startup ecosystem.

Why Startup Science Acquires Other Startups


Why Startup Science Acquires Other Startups
Startup Science
WHY STARTUP SCIENCE
ACQUIRES
OTHER STARTUPS
Watch on YouTube

Acquisitions are core to our growth strategy. We've already made 3 with 20+ planned over the life of our company.


Three acquisitions completed thus far
Startup Stack
Startup Stack
Powers the Marketplace Module
Startup Benefits
Powers the Capital Module
Sphere
Sphere
Powers the Mentorship Module

Startup Stack

Became the Marketplace module in Startup Science, offering startup founders $4M+ in potential savings. On track for 1,000+ software and service providers by the end of 2025 to become the largest startup marketplace in the world.

Startup Benefits

Supports our international expansion with a rich database of hundreds of thousands of grants, software, and services, and investors worldwide (emphasis on Europe). This will power the Capital module rebuild in Q1 2026.

Sphere

Becoming the Mentorship module to connect tens of thousands of mentors and mentorship support software to our founder community.

Startup Science Partners With Existing Startup Leaders


STRATEGIC PARTERNSHIPS
FULBRIGHT
Fulbright Entrepreneurship Initiative
We partnered with Fulbright Canada and Alacrity Canada in 2023 to build a world-class entrepreneurship program. The initiative piloted in the US and Canada in 2024-25, with cohort 2 launching in 2025-26.
ACA
ANGEL CAPITAL ASSOCIATION
Angel Capital Association
Our partnership connects users to ACA's network of 16,000 active angel investors while giving ACA portfolio companies access to our resources.
CEO
Collegiate Entrepreneurship Organization
CEO supports 16,500 college-based entrepreneurs annually across 250 universities. We provide the platform and support to help them succeed.
SAVI
Strategic Alliance for Veteran Integration
Startup Science is partnered with SAVI to make sure that transitioning veterans see entrepreneurship as an option, and that those who choose it are well supported.



NBCC Chamber of Commerce®
National Black Chamber of Commerce
The National Black Chamber of Commerce (NBCC) has more than 75,000 business members across the US. Startup Science has partnered with them to support their new, soon-to-launch 360i initiative which is designed to help entrepreneurs from under-served and non-traditional backgrounds successfully launch and grow businesses. https://nationalbcc.org/
ASSOCIATION
Canadian Startup Association
Our partnership with the Canadian Startup Association ensures Canadian founders gain the clarity, support, and lifecycle guidance that traditional systems haven't delivered. Together, we are strengthening an ecosystem that empowers entrepreneurs nationwide. https://canadastartups.co/



The Revenue Engine Behind the Startup Ecosystem



How Startup Science Makes Money
Startup Science
BUSINESS MODEL
HOW STARTUP SCIENCE MAKES MONEY
Watch on YouTube

Startup Science generates revenue through three connected streams.



Accelerators
Startup Communities
Universities
Governments & Nonprofits
Founders
Investors
Mentors
Software & Service Providers
Sponsors

Program Subscriptions

Accelerators, incubators, universities, and government programs license the platform to run their startup programs. Applications, curriculum, mentorship, progress tracking, and reporting all run from one system. Programs use the built-in Sponsorship module to offset subscription costs, which deepens retention and embeds Startup Science into daily operations. Each ESO brings its founders onto the platform, driving ecosystem-wide adoption.

Provider Revenue

Software and service providers pay to reach founders inside active workflows rather than through crowded marketing channels. Revenue comes through featured placements, affiliate deals, cost-per-lead fees, and API-based billing. Providers get better conversion. Founders get relevant solutions at the right moment.

Direct Founder and Advisor Revenue

Founders outside of ESO programs subscribe directly for structure, curriculum, and ecosystem access. Advisors subscribe for matching, analytics, and workflow tools. When founders hire advisors for paid engagements, Startup Science earns a share.

These three streams fuel each other. ESOs bring founders who create demand for advisors and providers. Providers bring sponsorship and partner revenue. Every new participant increases the value of the platform for everyone else.

This is a Big Problem We're Solving

The startup ecosystem is a $7 trillion global asset class.

That's larger than private equity and approaching the scale of public equities.



THE STARTUP ECOSYSTEM IS A $7 TRILLION GLOBAL ASSET CLASS
That's larger than private equity and approaching the scale of public equities.
TAM
$7 TRILLION
SAM
$150 BILLION
SOM
$10 BILLION
TAM: $7 trillion global startup asset class; 150M companies worldwide
SAM: $150B spent annually on startup services, education, accelerators, SaaS, and venture tools
SOM: $10-15B near-term opportunity in startup lifecycle SaaS, ESO management, and provider sponsorships

Market Dynamics

Every year, three million startups launch, and AI is about to make that number

skyrocket.

History shows disruption drives entrepreneurship: after the dot-com crash, 2008, and COVID, new businesses surged. AI now lets founders prototype, test, and operate faster and leaner than ever.

More startups will only magnify the 90% failure rate. Without structure, more capital is wasted and more founders fail.

That's where Startup Science comes in. We unify the fragmented ecosystem, guide founders through the lifecycle, connect them to the right resources, and coordinate stakeholders—turning chaos into sustainable growth.

Our Position

Startup Science sits at the **center of this market surge.** Startup Science sits beneath accelerators, founders, mentors, and providers. As startup activity grows, the need for shared infrastructure grows with it. As **AI fuels startup creation**, Startup Science becomes the operating system ensuring those companies survive, grow, and exit.

Gregory is the Right Founder to Build This


Authority
HUFFPOST
TEDx
SPEAKER
ForbesBooks
Radio Host
Entrepreneur
FORTUNE
WSJ
US.News
THE STARTUP LIFECYCLE
GREGORY SHEPARD
Forbes

Gregory Shepard has spent 35 years building, scaling, acquiring, and exiting companies in fragmented, chaotic markets. He's founded 12 companies across biotech, adtech, govtech, and ecommerce, and has led more than 20 acquisitions on both the buy and sell side. His entire career centered on one skill: bringing structure to messy ecosystems and unlocking value in the process.


Startup Science Has the Right Leader
Startup Science
LEADERSHIP
WE HAVE
THE RIGH
LEADER
Watch on YouTube

Today's startup ecosystem has too many tools, too many disconnected players, and no shared operating system. Startup Science applies the same playbook: unify the market, create structure, and build outsized enterprise value.

Gregory's Track Record

- Built and sold 12 companies across BioTech, TransitTech, AdTech, and MarTech
- Led more than 20 acquisitions across buy and sell sides
- Received 4 private equity awards for transactions from $25M to $1B
- Played a critical role in scaling Delerrok from $0 to $42M exit in three years
- Invested in 8 companies as an angel and LP through BOSS Capital Partners
- Author of *The Startup Lifecycle*, published globally by BenBella Books
- Host of the Forbes Podcast and contributor to more than 200 articles and podcasts
- TEDx speaker and co founder of the Fulbright Entrepreneurship Initiative
- Frequent keynote speaker at major global conferences


Experience
Biotech | AdTech | GovTech | eCommerce
Startups, Investments, Exits
delvify
BOSS
LegisPro
Cleanups, Turnarounds, Carvouts, Rollups
Magento
pepperjam
FetchBack
ebay enterprise
e-dialog
Zeta



Gregory grew up in poverty, neurodivergent, and often overlooked. He knows what it feels like to fight for a chance and what it means when an idea finally works. His mission is simple. He wants to create a world where anyone, anywhere, has a real shot at building a company that succeeds. Startup Science is the platform that makes that possible, built by someone who has spent his entire career unifying fragmented ecosystems and leading them to successful exits.

This is the Right Team



Gregory Shepard
Founder & CEO
Daniel Dickson
Chief Technology Officer
Chief Strategy Officer
Jonathan Engle
Head of Marketing
Head of Product
Head of Sales

Gregory is surrounded by a team that has already built and sold companies together and knows how to execute as a unit. Several leaders, including our CTO and Operations leader have built and sold multiple previous exits with Gregory. Nearly every leader at Startup Science has founded, scaled, or sold a company of their own, bringing firsthand operating experience and empathy with our users. Together, they combine technical depth, operational leadership, product expertise, and growth execution from the startup and enterprise worlds. This is a product built by founders, for founders, that is uniquely equipped to deliver the operating system the ecosystem has been missing.

Exit Strategy: Purpose Built for Strategic Acquisition

Startup Science is built for strategic acquisition, and there are two clear categories of buyer.



How Startup Science Gets Acquired
Startup Science
EXIT STRATEGY
HOW STARTUP
SCIENCE
GETS ACQUIRED
Watch on YouTube

The first is investment institutions looking for fresh deal flow. The data that powers PitchBook and Crunchbase is scraped, which means by the time an investor sees it, everyone else already has. A platform with millions of founders at the earliest stages of company building is a source of deal flow no one else has seen yet.

The second is large technology platforms. Companies like Microsoft, Google, HubSpot, Salesforce, and GitHub all run entrepreneur programs, and they spend $30,000 to $40,000 in credits to acquire a single startup customer. That number tells you what a founder is worth to them. A platform with millions of founders represents an acquisition cost savings that justifies a significant purchase price on its own.

Fresh businesses need everything: software, services, capital, infrastructure. That makes founders among the most valuable customers in any market. The key driver of our future valuation is founder acquisition, and everything we build is designed to grow that number.

Your Investment Supports Profitability and Scale

Startup Science is currently valued at $19.75M pre-money. Our long-term goal is to build a platform that becomes large and valuable enough to support a strategic acquisition. This round is focused on execution, not speculation.



How Startup Science Uses Investor Money
Startup Science
USE OF FUNDS
HOW STARTUP SCIENCE
USES INVESTOR
MONEY
Watch on YouTube

We are raising up to $1.2M with a clear, milestone-driven plan. The goal is to reach break-even and transition into self-sustaining growth. Capital from this round will be

used to accelerate what is already working and complete key parts of the product roadmap.

Funds will be deployed across five focused areas.

#1: Product Development

- Expand our engineering team to accelerate the long product roadmap.
- Invest in **AI-driven development capabilities** to accelerate our platform growth with limited headcount.
- Integrate additional tools and features that enhance founder workflows and drive retention.


PLATFORM ROADMAP
Purpose built for a $1B+ acquisition by 2028
Modernization
Profiles
Advertising
Content Matching
Program Management
Founder Resources
User Enhancement

#2: Strategic Acquisitions

- Continue acquiring "spot solutions" in the startup ecosystem (like Startup Stack and Startup Benefits) to expand platform functionality and create cross-sell opportunities.

#3: Sales & Marketing Expansion

- Increase participation **in industry conferences** to drive visibility and adoption.
- Scale **cold outbound, partnership-driven sales, and growth channels** to accelerate customer acquisition.
- Build targeted campaigns to deepen adoption among accelerators, universities, and government programs.

#4: Team Growth

- Add headcount **in sales and customer success** to support growing user numbers.
- Ensure strong onboarding and retention support as we scale to tens of thousands of founders.

#5: Path to Profitability

- Every dollar is allocated with the dual objective of **achieving profitability** while continuing to **push for growth**.
- This structure avoids dependency on future fundraising rounds and positions Startup Science as a self-sustaining, cash-flow positive business.

Now is the time to Invest

Startup Science is building the infrastructure that supports founders at every stage of their journey. By investing, you are backing a platform designed to bring clarity, coordination, and consistency to a fragmented startup ecosystem.

Gregory Shepard's 12 exits and decades of primary research shaped this system. The lessons learned over decades now power a system designed to help founders make better decisions, earlier, and with the right support.

For over 30 years, the global startup failure rate has remained near 90 percent. This is a systemic problem. Startup Science exists to change the system so that more companies survive, grow, and reach meaningful outcomes.

Invest in the engine that powers the entire startup ecosystem.

Invest in Startup Science and own a piece of the operating system powering the future of entrepreneurship.